Filed by Standard Pacific Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Ryland Group, Inc.

Commission File No.: 001-08029

Excerpts from SPF - Q2 2015 Standard Pacific Corp. Earnings Call

2015-07-31 4:00PM GMT

Event Date: 07/31/2015

Company Name: Standard Pacific Corp.

Event Description: Q2 2015 Earnings Call

Source: Standard Pacific Corp.

Q2 2015 Earnings Call

PRESENTATION SECTION

Operator:

Good morning and welcome to the Standard Pacific Homes 2015 second-quarter results conference call. Today’s conference is being recorded. Before we begin, I would like to direct your attention to the Company’s notice regarding forward-looking statements and remind you that this conference call contains forward-looking statements, including statements concerning future financial and operational performance. Actual results may differ materially from those projected in the forward-looking statements. For additional information regarding factors that could cause actual results to differ materially from those contained in the forward-looking statements, please see the Company’s SEC filings, including reports on form 10-K and form 10-Q under the heading risk factors. A question-and-answer period will follow today’s prepared remarks.

[…]

Scott Stowell – Standard Pacific Corporation – President and CEO:

Now before turning the call over to Jeff to share some of the details from the quarter, I’d like to provide you with a brief update on the status of our pending merger with the Ryland Group. The Securities and Exchange Commission is in the process of reviewing the prospectus and joint proxy statement we filed earlier this month. Subject to SEC sign off on these documents, the approval of Standard Pacific and Ryland’s shareholders, and the satisfaction of other closing conditions we continue to target early fall 2015 to close the transaction.

[…]

Thank you, Jeff. Before we turn to your questions, I’d like to let all of our team members know how much I appreciate their unwavering support and dedication that you provided us as we work together to create a blueprint for our future combination with the Ryland Group. While our pending merger with Ryland is exciting for the Company, I know even positive change can be stressful for those of us in the midst of it. I appreciate all your continued focus and execution against our strategy. Thank you very much.

[…]

QUESTIONS AND ANSWERS SECTION

Operator:

[Operator Instructions]

[…]

Alex Barron – Housing Research Center – Analyst:

Okay. Sorry about that. What I was hoping you guys could talk about a little bit on whether you guys experienced any kind of weather or labor related delays? And also was there any kind of dollar figure you can give us for additional merger-related expenses?

[…]

Jeff McCall – Standard Pacific Corporation – EVP and CFO:

Yes. Sorry. On the deal cost, we’re— given our status right now with the SEC we’re not commenting on anything related to the merger right now. Sorry about that.

Alex Barron – Housing Research Center – Analyst:

Okay. Thanks.

[…]

Operator:

That does conclude our question-and-answer session for today. I’ll turn it back to our presenters for any additional or closing comments.

Scott Stowell – Standard Pacific Corporation – President and CEO:

Thank you, Paula. And thank you, everyone, for joining us today. We look forward to sharing third-quarter results with you in a few months.

Operator:

Thank you. Once again that does conclude today’s conference. We’d like to thank everyone for their participation.

The information contained in event transcripts is a textual representation of the applicable company’s conference call and while efforts are made to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference calls. In no way does Thomson Reuters or the applicable company assume any responsibility for any investment or other decisions made based upon the information provided in any event transcript. Users are advised to review the applicable company’s conference call itself and the applicable company’s SEC filings before making any investment or other decisions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Standard Pacific and Ryland caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain stockholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of Standard Pacific and Ryland as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to Standard Pacific’s and Ryland’s respective stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, Standard Pacific and Ryland have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; competitive conditions in Standard Pacific’s and Ryland’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, Standard Pacific’s and Ryland’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations; the impact on economic conditions, terrorist attacks or the outbreak or escalation of armed conflict involving the United States; the cost and availability of suitable undeveloped land, building materials and labor; the cost and availability of construction financing and corporate debt and equity capital; their significant amount of debt and the impact of restrictive covenants in their debt agreements; their ability to repay their debt as it comes due; changes in credit rating or outlook; the demand for and affordability of single-family homes; the supply of housing for sale; cancellations of purchase contracts by homebuyers; the cyclical and competitive nature of Standard Pacific’s and Ryland’s businesses; governmental regulation, including the impact of “slow growth” or similar initiatives; delays in the land entitlement process, development, construction, or the opening of new home communities; adverse weather conditions and natural disasters; environmental matters; risks relating to the Standard Pacific’s and Ryland’s mortgage banking operations; future business decisions and Standard Pacific’s and Ryland’s ability to successfully implement their respective operational and other strategies; litigation and warranty claims. Such risks and other factors that may impact management’s assumptions are more particularly described in Standard Pacific’s and Ryland’s filings with the SEC. The information contained herein speaks as of the date hereof and neither Standard Pacific nor Ryland have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Standard Pacific has filed with the SEC a registration statement on Form S-4 on July 2, 2015, that includes a preliminary joint proxy statement of Standard Pacific and Ryland that also constitutes a preliminary prospectus of the surviving corporation. The registration statement is not complete and will be further amended. Standard Pacific and Ryland will make the definitive joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, joint proxy statement/prospectus and other documents filed by Standard Pacific and Ryland with the SEC are available free of charge at the SEC’s website (www.sec.gov) and from Standard Pacific and Ryland. In addition, security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Standard Pacific on its investor relations page of its corporate website at http://standardpacifichomes.com and from Ryland by going to its investor relations page of its corporate website at http://www.ryland.com.

PARTICIPANTS IN THE SOLICITATION

Standard Pacific, Ryland, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Standard Pacific’s and Ryland’s stockholders in connection with the proposed transaction. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. Information about the directors and executive officers of Ryland and their ownership of Ryland stock is set forth in Ryland’s annual report on form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Standard Pacific and Ryland may have direct or indirect interests in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Standard Pacific and Ryland stockholders is included in the joint proxy statement/prospectus.